Exhibit 99.1

To provide additional context and facilitate understanding, the information contained in the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by John Paul DeJoria and the other Reporting Persons named therein in relation to securities of the Issuer on or about May 23, 2023, is incorporated reference into this Form 4. The numbers of shares of Common Stock of the Issuer ("Common Stock") that are potentially issuable to the Reporting Person upon the conversion of convertible preferred stock of the Issuer or the exercise of options or warrants granted by the Issuer are based on information provided by the Issuer. The Reporting Person disclaims responsibility for the accuracy of the information provided by the Issuer.

The number of shares of Common Stock issuable upon the conversion of 10,000 shares of Series A Cumulative Convertible Preferred Stock of the Issuer ("Series A Preferred Stock") included in a Form 3 filed with the Commission by the Reporting Person on October 7, 2014, was increased from 1,000,000 to 1,111,111 (and the related conversion price was reduced from $1.00 to $0.90) pursuant to an anti-dilution adjustment provided for in the Certificate of Designation governing the Series A Preferred Stock (the "Series A Preferred Stock Designation") in connection with the Issuer's initial issuance of its Series B Cumulative Convertible Preferred Stock ("Series B Preferred Stock") on October 30, 2014. Pursuant to the Series A Preferred Stock Designation, share of Series A Preferred Stock may not be converted to the extent that, after giving effect to such conversion, the holder thereof would beneficially own in excess of 4.99% (the "Maximum Percentage") of the Issuer's Common Stock; provided, however, a holder of Series A Preferred Stock may, upon written notice to the Issuer, increase or decrease such Maximum Percentage, provided that (i) any such increase will not be effective until the 61st day after such notice is delivered to the Issuer and (ii) any such increase or decrease will apply only to such holder and not to any other holder of Series A Preferred Stock. The Series A Preferred Stock has no expiration date. Notwithstanding the number of shares of Common Stock reflected in this Form 4 as being owned by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares of Common Stock issuable upon conversion of convertible preferred stock of the Issuer to the extent that upon such conversion the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates, in the aggregate, would exceed the Maximum Percentage.

The table above includes grants of stock options and warrants made since October 31, 2014, even if such options or warrants have subsequently expired. The table above does not include as a separate transaction the expiration of any stock options or warrants that were previously reported to be held by the Reporting Person.